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www.duanemorris.com

February 27, 2023

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corner Growth Acquisition Corp. 2

Preliminary Proxy Statement on Schedule 14A

Filed February 16, 2023

File No. 001-40510

On behalf of our client, Corner Growth Acquisition Corp. 2 (the “Company”), we hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 23, 2023, with respect to Preliminary Proxy Statement on Schedule 14A, filed February 16, 2023 (the “Preliminary Proxy”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto. We have also sent to you a copy of this letter and clean and marked copies of the amended Proxy Statement via email.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Division of Corporation Finance

Securities and Exchange Commission

February 27, 2023

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that while the managers and officers of the sponsor are all U.S. persons and the voting power in the sponsor is held by U.S. persons, non-U.S. persons made the majority of capital contributions to the sponsor. As a result, an initial business combination transaction by the Company may result in investments in us by non-U.S. persons that could be considered by CFIUS to be “covered transactions” under CFIUS’ regulations and be subject to review by CFIUS.

The Company has revised the Proxy Statement to include a risk factor regarding CFIUS and the risks related thereto. Including the risks that the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by CFIUS, or ultimately prohibited, the pool of potential targets with which the Company could complete an initial business combination may be limited, the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the Company from completing an initial business combination and require the Company to liquidate and, as a consequence, investors may lose the investment opportunity in a target company, any price appreciation in the combined company, and the outstanding warrants would expire worthless.

In addition, the Company will continue to include a risk factor regarding CFIUS and the risks related thereto in its quarterly and annual reports to be filed with the Comission, as its has previously done in quarterly filings for the quarters ended June 30, 2022 and September 30, 2022.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated February 23, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter.

Please contact me at (212) 692-1003 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Nanette C. Heide

Nanette C. Heide

cc:	Jerome Letter, Corner Growth Acquisition Corp. 2